EXHIBIT 21

LIST OF SUBSIDIARIES

(*)           In the summer of 2008, MEL and the Company became aware that Lin Dong Hong illegally transferred 20.53% of MEL’s ownership in Tooroibandi to a company he either owns or represents called Xinjiang Ridong Investment Mining Co. (“Xinjiang”) without authority from MEL or the Company.

In addition, in the Summer of 2008, Lin Dong Hong illegally transferred an additional 22% of MEL’s ownership in Tooroibandi to an individual named Mo Qihua without authority from MEL or the Company.

For more information about these unauthorized transfers by Lin Dong Hong, please see Item 3. Legal Proceedings.